UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 20, 2004

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                                         Van den Heijkant to leave KPN, dated August 20, 2004.

Press release

Date
August 20, 2004
Number
040pe

Van den Heijkant to leave KPN

C. (Cees) van den Heijkant has informed the Board of Management of Royal KPN N.V. of his wish to resign from his position as managing director of KPN Mobile the Netherlands and as member of the Board of Management of KPN Mobile as of September 1.

Van den Heijkant has held these positions since January 1, 2002. In 2000 and 2001 he acted as general manager of KPN’s Telecommerce unit.

The KPN Board of Management regrets the departure of Van den Heijkant and feels it is losing a capable and effective manager.

The position of managing director of KPN Mobile The Netherlands will be taken over by G.J.M. Demuynck, who will combine this position with his membership of the KPN Board of Management.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: August 23, 2004	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel